FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC RECEIVES FINAL APPROVAL FOR JOINTLY HELD

INSURANCE COMPANY IN CHINA

HSBC Insurance (Asia) Limited (HSBC Insurance) has received final approval from the China Insurance Regulatory Commission (CIRC) to launch a jointly held insurance company with Beijing-based National Trust Limited (National Trust).

The new company, HSBC Life Insurance Company Limited, will open for business in the third quarter of 2009. HSBC Insurance and National Trust will each hold 50 per cent and it will have a registered capital of RMB500 million, funded equally by both shareholders.

David Fried, Chairman and Chief Executive Officer of HSBC Insurance for Asia-Pacific, said: "This investment will allow us to further broaden our insurance offering in China where the GDP growth is estimated to be 7.8 per cent this year and the growing personal wealth base will drive the use of insurance products."

The percentage of insurance penetration shown by premiums as a percentage of the GDP is extremely low in China at only 3.3 per cent, compared to more mature markets like the UK where it is 18 per cent.

Dennis Chan, Chairman of National Trust, added: "The new insurance company will enable both National Trust and HSBC to participate in the considerable growth potential of the insurance market in China. We are delighted to bring our franchise, our trusted platform and our local market knowledge to this partnership. In business vision, management philosophy and corporate governance, we share the same goals and diligence as our partner HSBC. These synergies, together with HSBC Insurance's franchise and proven track record, augur well for a good future for HSBC Life Insurance Company Limited."

HSBC Life Insurance Company Limited will offer a comprehensive range of life, pensions and medical insurance. It will employ both an agency sales force and bancassurance partnerships as channels for distributing its products.

The application to form the jointly held insurance company with National Trust was made under the terms of the Mainland China - Hong Kong SAR Closer Economic Partnership Arrangement (CEPA), which made certain trade and investment terms available to Hong Kong residents and enterprises, including banks wishing to enter or invest in certain mainland China economic sectors such as insurance.

Notes to editors:

1. HSBC Insurance (Asia-Pacific) Holdings Limited

HSBC Insurance (Asia-Pacific) Holdings Limited is the parent company of four underwriting companies: HSBC Insurance (Asia), HSBC Life (International), HSBC Insurance (Singapore) and HSBC Amanah Takaful (Malaysia) (49 per cent held). Its shareholdings also include 50 per cent less one share of Hana HSBC Life Insurance in Korea, 26 per cent of Canara HSBC Oriental Bank of Commerce Life Insurance in India and 10 per cent of Bao Viet Holdings in Vietnam. In Asia, the HSBC Group also holds a 16.78 per cent stake in Ping An Insurance of mainland China and has representative offices in Beijing, Shanghai and Guangzhou.

2. HSBC in mainland China

HSBC was one of the first foreign banks to locally incorporate its operations in mainland China, establishing HSBC Bank (China) Company Limited in April 2007. HSBC China is the largest international bank operating in the Mainland, with 83 outlets comprising 19 branches and 64 sub-branches. The HSBC Group also operates five rural banks in China and holds interests in the following mainland companies:

•	16.78 per cent of Ping An Insurance
•	19.01 per cent of Bank of Communications
•	8 per cent of Bank of Shanghai
•	24.9 per cent of Beijing HSBC Insurance Brokers Limited
•	49 per cent of HSBC Jintrust Fund Management Company Limited

3. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

4. National Trust Limited

National Trust is a privately held trust company regulated and authorised by the China Banking Regulatory Commission to offer comprehensive financial services throughout China. The core businesses of National Trust are asset management, investment banking, wealth management and direct investment. In January 2008, the company won 'The Most Competitive Brand in the Trust Industry of China' award and in June that year 'The Best Trust Product Award'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  09 June 2009